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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A5 Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 West 51st Street, Unit 1
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Culson 212-765-0043

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

OATH OR AFFIRMATION

I, Gary Cutson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A5 Securities LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ALACIA JOHNSON
Notary Public - State of New York
NO. 01JO6184785
Qualified in Bronx County
My Commission Expires Apr 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A5 SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
June 30, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A5 SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of A5 Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A5 Securities LLC as of June 30, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of A5 Securities LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A5 Securities LLC's management. Our responsibility is to express an opinion on A5 Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to A5 Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of A5 Securities LLC's financial statements. The supplemental information is the responsibility of A5 Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as A5 Securities LLC's auditor since 2018.

Austin, Texas
August 19, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

A5 SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
June 30, 2019

ASSETS

Cash and cash equivalents	$	199,705
Prepaid expense		27,560
TOTAL ASSETS	$	227,265

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	1,682
TOTAL LIABILITIES		1,682
MEMBER'S EQUITY		225,583
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	227,265

The accompanying notes to Financial Statements are an intgregal part of these financial statements.

[Pages 3 through 5 intentionally omitted]

A5 SECURITIES LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2019

(1) Description of business

A5 Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized in the state of New York, on February 24, 2017, and became a broker-dealer registered with Securities and Exchange Commission, on September 18, 2017.

The Company operates as a private placement marketer of securities, primarily preferred shares of real estate investment trusts. The Company's office is located in New York. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition – On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended June 30, 2019 or net income for the preceding year end.

Revenue from contracts with customers
Commission income from real estate placement deals
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement[J1] is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes commission income from private placement, primarily in the real estate investment trust industry. The revenue from private placement is contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the period in which the revenue is earned. Management defers recognizing any revenues until the earning process is complete. The earning process is complete when services, as outlined in each client's agreement, has occurred and the revenue is reasonably estimable.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

(2) Summary of significant accounting policies (continued)

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. The allowance for doubtful accounts on accounts receivable was $0 on June 30, 2019.

Income taxes - The Company is organized as a limited liability company with a single member and is disregarded as an entity separate from its owner for federal income tax purposes. The member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by its members.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. The Company has no uncertain tax position as of June 30, 2019.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on July 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after July 1, 2018 and (ii) all existing revenue contracts as of July 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to July 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocation the transactions price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues were not materially impacted by the new guidance, the Company has made significant changes to its disclosures based on the additional requirements prescribed by ASC 606. The new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities The Company is evaluating new accounting standards and will implement as required.

(3) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and prepaid pension that will be expensed within a year. The balance was $27,560 as of June 30, 2019.

(4) Related party transactions

The Company pays its member rent for the use of its office under a month to month arrangement. The rent expensed for the year ending June 30, 2019 is $7,200.

In June, 2017, the Company entered into an expense sharing agreement with the sole member. The sole member agreed to pay all overhead and operational expenses for continued membership with FINRA and continuing overhead and operational expenses as a broker dealer.

(5) Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At June 30, 2019, the Company had net capital of $198,023 which was $193,023 in excess of its required net capital of $5,000. The ratio of aggregated indebtedness to net capital at June 30, 2019 was .85%.

(6) Commitments and contingencies

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of June 30, 2019, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(7) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had three customers that represented approximately 50% of the Company's revenues for the year ended June 30, 2019.

(8) Pension Plan

In June, 2018, the Company adopted a defined benefit pension plan. All employees not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21. All persons employed on January 1, 2018 and not excluded by class are eligible to participate.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 65 years old.

Selected financial information for the pension plan is as follows:

Change in projected benefit liability	
Liability at June 30, 2018	$162,500
Pension expense for the year ending June 30, 2019	230,425
Employer Contributions	(420,000)
(Prepaid) pension payable at June 30, 2019	(27,075)
Change in fair value of plan assets	
Fair value at July 1, 2018	$ -
Actual return on plan assets	4,860
Affiliate contributions	69,410
Employer contributions	420,000
Fair value at June 30, 2019	$ 494,270

Components of benefit expense

Service cost	$ 299,835
Affiliate benefit expense	(69,410)
Benefit expense	$230,425

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of June 30, 2019:

Weighted-average assumptions	
Liability discount rate	3.92%
Expected return on plan assets	4.0%

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of marketable securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 4.0%.

Plan assets measured at fair value as of June 30, 2019 are categorized consistently by level as follows:

	Total	Level 1
Cash & cash equivalents	$156,482	$156,482
Fixed income	213,795	213,795
Bonds	49,862	49,862
Equity funds	25,723	25,723
Other assets	48,408	48,408
Total	$ 494,270	$ 494,270

(9) Subsequent events

The Company has evaluated subsequent events through August 19, 2019, the date which the financial statements were available to be issued, and has determined that, there are no additional subsequent event matters that require recognition or disclosure in the financial statements

[Pages 11 through 16 intentionally omitted]